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December 7, 2006
VIA EDGAR TRANSMISSION, FACSIMILE AND
FEDERAL EXPRESS
United States Securities and Exchange Commission
100 F Street N.E.
Mail Stop 6010
Washington, D.C. 20549

Attention:	Peggy A. Fisher, Assistant Director
Timothy L. Buchmiller, Attorney-Advisor
Kevin Kuhar, Staff Accountant
Angela Crane, Staff Accountant

Re:	Mellanox Technologies, Ltd.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 14, 2006
File No. 333-137659
Ladies and Gentlemen:
     On behalf of Mellanox Technologies, Ltd. (“Mellanox” or the “Company”), we confirm receipt of the letter dated November 30, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”). We are responding to the Staff’s comments on behalf of Mellanox, as set forth below. The Staff’s comments are set forth below in bold and numbered to correspond to the numbered comments in the Staff’s letter. Mellanox’s responses follow each of the Staff’s comments.
     Simultaneously with the filing of this letter, Mellanox is filing pre-effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which incorporates Mellanox’s responses to the Staff’s comments. Courtesy copies of this letter and Amendment No. 2, which is specifically marked to show changes made to Amendment No. 1, are being submitted to the Staff via overnight courier.
Prospectus Summary, page 1
1.	We note from the last paragraph of your response to prior comment 6 that you do not intend for your disclosure to suggest that your products deliver performance or capabilities that exceed the specifications established by the InfiniBand standard.

United States Securities and Exchange Commission
December 7, 2006

     Please revise your disclosure to make this clear or to clarify how your products deliver industry-leading performance and capabilities.
     Mellanox respectfully advises the Staff that it both (a) does not intend to suggest that its products deliver performance or capabilities that exceed the specifications established by the InfiniBand standard and (b) believes that its products deliver industry-leading performance and capabilities.
     In response to the Staff’s comment, Mellanox has revised its disclosures on pages 44 and 49 of Amendment No. 2 to state that its products meet the specifications of the InfiniBand standard. In addition, in response to the Staff’s comment, Mellanox has revised its disclosure on pages 1 and 41 of Amendment No. 2 to describe the basis for its belief that its products deliver industry-leading performance and capabilities. Mellanox respectfully refers the Staff to the disclosure on page 47 of Amendment No. 2 regarding the performance, efficiency and scalability of cluster implementations that incorporate Mellanox products.
2.	Please disclose in the summary the current market share of InfiniBand-based products in the total high performance interconnect market.
     In response to the Staff’s comment, Mellanox has revised its disclosure on page 2 of Amendment No. 2 to indicate that InfiniBand currently represents a small portion of the total interconnect market relative to established solutions such as Fibre Channel and Ethernet.
     Mellanox supplementally advises the Staff that it is not aware of data regarding the current market share of InfiniBand-based products in the total high performance interconnect market. Mellanox respectfully advises the Staff that, in addition to its revised disclosure on page 2 regarding InfiniBand’s share of the total interconnect market, Mellanox has included disclosure regarding the current market share of InfiniBand-based products of the HPC cluster interconnect revenue and the server market on page 45 of Amendment No. 2.
The Offering, page 3
3.	We note the revisions you have made throughout your prospectus in response to prior comment 12. Please update your disclosure to update for any disclosure regarding the exercise or expiration of the warrants through November 19, 2006.
     In response to the Staff’s comment, Mellanox has revised its disclosure on page 3 of Amendment No. 2, and in each other occurrence of similar disclosure in Amendment No. 2, to reflect the exercise or expiration of the warrants through December 1, 2006.
4.	Please disclose in this section, and in your “Capitalization” section, the automatic provisions which increase the number of shares available for future issuance under your 2006 Global Share Incentive Plan and disclose the maximum number of ordinary shares that may be issued or transferred under that plan.
      In response to the Staff’s comment, Mellanox has revised its disclosures on pages 3 and 24 of Amendment No. 2 to disclose the automatic provisions which increase the number of

United States Securities and Exchange Commission
December 7, 2006

shares available for future issuance under its 2006 Global Share Incentive Plan and to disclose the maximum number of ordinary shares that may be issued or transferred under such plan.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
General, page 30
5.	Please refer to prior comment 21. Please revise your Management’s Discussion and Analysis to quantify the known or expected impact of your repayment obligations under the OCS agreements. We note that the repayment of approximately $2.5 million appears to be material future cash outflow. Please revise or advise.
     Mellanox respectfully advises the Staff that the repayment of OCS grants is contingent on future sales. Repayment takes place in the form of royalties as the products developed with OCS support are sold, and continues until such time as the full amount of the obligation is repaid. Because sales of those products developed with OCS support may vary from year to year and are difficult to forecast, the Company is not able to provide a reasonable estimate regarding the timing and amount of its repayment obligations beyond the total contingent liability amount that may be repaid. In response to the Staff’s comment, Mellanox has modified the disclosure on page 30 of Amendment No. 2 to clarify that its obligation to repay the OCS grants is contingent on future sales of products developed with the support of such grants. Mellanox also respectfully refers the Staff to Mellanox’s response to comment 16 below.
Business, page 42
6.	We note your enhanced disclosure in response to prior comment 25. As requested by the last sentence of that prior comment, please also discuss, based on your knowledge of the industry, any recent advances in the alternative standards that have closed the gap between those standards and InfiniBand in terms of the relevant metrics. We note, for example, from the industry reports that you provided that more recent generations of interconnect products based on the Ethernet standard have sought to reduce the limitations of those products in terms of bandwidth and latency.
     In response to the Staff’s comment, Mellanox has added disclosure on page 44 of Amendment No. 2 regarding a significant reduction in application latency of Ethernet. In addition, Mellanox supplementally advises the Staff that, while proprietary and other standards-based, high-performance interconnect solutions now support higher bandwidth, these bandwidth increases still trail behind the 20 Gb/s products being shipped by Mellanox. Thus, these recent advances have not helped close the gap between other solutions and InfiniBand-based solutions in terms of bandwidth. However, as discussed on page 46 of Amendment No. 2, Myrinet solutions are comparable to InfiniBand-based solutions in terms of latency.
7.	We refer to the table at the top of page 47. Based on your knowledge of the industry, please characterize for each of the Enterprise Data Center, High-

United States Securities and Exchange Commission
December 7, 2006

Performance Computing and Embedded markets whether there is current market demand for interconnect products that provide bandwidths higher than those provided by the products that currently occupy the largest market share within those respective markets. For example, please characterize the current market demand for storage area networking interconnect products that support bandwidths higher than 4Gb/s.
     In response to the Staff’s comment, Mellanox has revised its disclosure on page 44 of Amendment No. 2 to characterize its belief regarding the current market demand for interconnect products that provide higher bandwidths than the predominant interconnects.
8.	We note your added disclosure regarding latency in the second full paragraph on page 47. In order to further clarify how your InfiniBand products compete on the latency metric, please expand your disclosure to provide more details which more specifically compare and contrast the latency aspects of products based on the Myrinet, Ethernet and InfiniBand standards and characterize what the end-user markets demand in this regard.
      In response to the Staff’s comment, in addition to the comparison of latency of the various high performance interconnect solutions described on page 46 of Amendment No. 2, Mellanox has added disclosure on page 44 of Amendment No. 2 regarding a significant reduction in application latency of Ethernet. Also in response to the Staff’s comment, Mellanox has characterized the demand for low latency in the high performance computing, enterprise data center and embedded markets on page 46 of Amendment No. 2.
      As described in its revised disclosure on page 46 of Amendment No. 2, performance in terms of latency varies depending on system configurations and applications. Accordingly, Mellanox supplementally advises the Staff that it does not believe that providing additional data points regarding latency, to the extent available, would be meaningful to investors.
9.	We note the data under Tab F of the industry materials that you separately provided to us. Please tell us when such measurements were made and whether the TCP latency results were based on tests using Gigabit or 10 Gigabit Ethernet chipsets.
     In response to the Staff’s comment, Mellanox supplementally advises the Staff the measurements were made on March 23, 2005 and that the TCP latency results were based on tests using Gigabit chipsets. Mellanox supplementally advises the Staff that the disclosure on page 46 of Amendment No. 2 regarding the latency of InfiniBand-based solutions in comparison to tested 10 Gb/s Ethernet solutions is based on data included in the white paper entitled Initial Performance Evaluation of the NetEffect 10 Gigabit iWARP Adapter, which was included under Tab G of the industry materials separately provided to the Staff.
Overview of the InfiniBand Standard and OpenFabrics, page 45

United States Securities and Exchange Commission
December 7, 2006

10.	We note your response to prior comment 27. We also note your disclosure in the second to last paragraph of this section that based on the IDC data, you estimate that usage of InfiniBand in servers will represent approximately 10% of the projected servers market in 2010. Given that estimation, please revise your disclosure to further clarify how and when you believe that products based on the InfiniBand standard are expected to become the leading high-performance interconnect solution.
     In response to the Staff’s comment, because it is unable to determine when products based on the InfiniBand standard will become the leading high-performance interconnect solution, Mellanox has revised its disclosure on pages 2, 44 and 45 of Amendment No. 2 to remove the statement that Mellanox believes that products based on the InfiniBand standard are well positioned to become the leading high-performance interconnect solution. Mellanox supplementally advises the Staff that Mellanox believes that products based on the InfiniBand standard are the leading, high-performance interconnect solution because Mellanox products currently offer 20 Gb/s, which is twice that offered by other high performance interconnect solutions.
Management, page 60
11.	Please disclose when Ms. Johnson joined MarketTools, Inc. and define the acronym “MRP.”
      In response to the Staff’s comment, Mellanox has revised its disclosure on pages 60 and 61 of Amendment No. 2 to disclose when Ms. Johnson joined MarketTools, Inc. and to define the acronym “MRP.”
Nominating and Corporate Governance Committee, page 65
12.	We note the disclosure you have added that you “intend to establish a nominating and corporate governance committee.” Please clarify whether, consistent with your disclosure in the first paragraph under “Board Committees” on page 64, you will have a nominating and corporate governance committee as of the closing of your offering.
      In response to the Staff’s comment, Mellanox has revised its disclosure on page 64 of Amendment No. 2 to clarify that Mellanox will have a nominating and corporate governance committee as of the closing of its offering.
Principal Shareholders, page 81
13.	Please expand your disclosure in footnote 5 to identify the natural persons with voting or investment power over the shares held by CMS Partners LLC.
     In response to the Staff’s comment, Mellanox has revised its disclosure in footnote 5 on pages 80 and 82 of Amendment No. 2 to identify the natural persons with voting and investment power over the shares held of record by CMS Partners LLC.

United States Securities and Exchange Commission
December 7, 2006

Financial Statements
Consolidated Balance Sheets, page F-4
14.	Please refer to prior comment 48. We will review the pro forma data once you complete the disclosures.
     Mellanox acknowledges the Staff’s comment and supplementally advises the Staff that it intends to include completed pro forma data in a future amendment to the Registration Statement.
Note 8 — Commitments and Contingencies, page F-19
Royalty Obligations, page F-19
15.	Please refer to prior comment 54. We have the following additional comments:
•	We note from your response that you are not required to repay the funding if the research and development activities “fail to lead to products that generate revenue.” Please reconcile this with the disclosure on page 17, which states “pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the OCS” and “if we fail to comply with the conditions imposed by the OCS...we may be required to refund any payments previously received, together with interest and penalties.” Please refer to Appendix 5 of the International Reporting and Disclosure Issues in the Division of Corporation Finance dated November 1, 2004, which states that for government grants from the OCS, “if it is probable that the registrant will have to repay any amount of the grants received, those amounts should be recorded as a liability.”
     Mellanox respectfully advises the Staff that when the grants were originally received in 2003, 2004 and 2005, it recorded the receipts as a reduction of research and development expenses as the amounts to be repaid to the OCS were not probable of repayment at the time of the funding. The proceeds were used to fund product research and development projects for products that were not yet commercially feasible and certain of these products remain commercially unfeasible. The Company has developed products that were partially funded with OCS grants that now require the payment of royalties to the OCS. There are currently other products under development using OCS funds that are still under development.
     Mellanox respectfully advises the Staff that the statement that no repayment is required if the research and development activities “fail to lead to products that generate revenue” refers only to the requirement to repay the grant out of commercial sales of OCS-supported products, and assumes that Mellanox is otherwise in compliance with the terms and conditions of the grant.
     The disclosure on page 17 refers to a situation in which Mellanox is sold to a company located outside of Israel and ceases to exist as an independent entity in Israel or in which the intellectual property developed with OCS support is transferred to a purchaser located outside of Israel (and not, for example, to a situation in which Mellanox is acquired by a non-Israeli company but continues to operate as a subsidiary of the acquirer, in which case no payment is required to be made to the OCS). In those circumstances, payments would need to be made to the OCS not as repayment of the grant, but rather in consideration for receipt of approval from the OCS for the transfer outside of Israel. Mellanox has no current plans to be sold or to transfer its intellectual property outside of Israel, and if it did so, responsibility for the payment of

United States Securities and Exchange Commission
December 7, 2006

required amounts to the OCS would be a commercial matter to be negotiated between Mellanox and the other parties involved in the transaction.
     The reference to failure to “comply with the conditions imposed by the OCS” refers to failure to comply with the various OCS restrictions, such as the restriction on transfer of OCS-supported intellectual property outside of Israel, and does not refer to a failure to develop a commercially viable product. Thus, if Mellanox fails to develop a commercially viable product, but is otherwise in compliance with the terms and conditions of the grant, it would not be required to repay the grant. Mellanox believes that it is currently, and expects to remain, in full compliance with the terms of the grant.
•	If you believe it is not probable that you will have to repay any amount of these grants, revise to disclose, if true, that the refund of the grants is contingent on future sales and you have no obligation to refund these grants if sales are not generated.
      In response to the Staff’s comment, Mellanox has revised its disclosure on page F-20 of Amendment No. 2 to specify that the repayment of OCS grants is contingent on future sales of products based on such grants, and that the Company has no obligation to refund these grants if future sales are not generated.
•	Revise to present the amount of grants separately on the face of the statement of operations; i.e., gross research and development less grants equals net research and development.
      In response to the Staff’s comment, Mellanox has revised its disclosure on page F-11 of Amendment No. 2 to include a tabular reconciliation of gross research and development expenses less OCS grants to equal net research and development expenses included in the Consolidated Statement of Operations. The Company respectfully submits that this method of disclosure is more appropriate than a separate presentation on the face of the statement of operations as the Company has not received any grants from the OCS since 2005.
     We may have additional comments after reviewing your response.
16.	Please refer to prior comment 55. We note from your response that the only impact of manufacturing your IC products outside of Israel is the obligation to repay between 120% and 300% of the amount granted from OCS. Please revise the filing to quantify the amount you will have to repay and the period during which it will occur.
     In response to the Staff’s comment, Mellanox respectfully advises the Staff that, pursuant to the arrangement between Mellanox and the OCS, the only impact of manufacturing its IC products outside of Israel is the obligation to repay 120% (and no more) of the amounts granted. This obligation is included in the total contingent liability amounts described in Note 8. Repayments will take place during the period that the products developed with OCS support are

United States Securities and Exchange Commission
December 7, 2006

sold until such time as the full amount of the obligation is repaid out of royalties paid on commercial sales of those products. Mellanox is unable to predict the period during which repayment will occur because such period is a function of the amount of sales, which may vary from year to year. Mellanox has revised the disclosure on page F-20 of Amendment No. 2 to further clarify these matters.
Note 11 — Share Option Plans, page F-23
17.	Please refer to prior comment 57. Please update the option activity to the most recent practical date. We note that you have not disclosed an estimated offering price. Be advised that we are deferring final evaluation until the estimated offering price is specified.
     Mellanox supplementally advises the Staff that, as of the date of filing of Amendment No. 2, no grants have been made since October 26, 2006, as disclosed on page F-31 of Amendment No. 2. Mellanox respectfully acknowledges the Staff’s comment regarding the deferral of its final evaluation until the estimated offering price is specified.
Exhibits
18.	We note from the second paragraph of your response to comment 2 that you sponsored one of the industry reports. Please file the consent of any third-party who provided data in a report that you commissioned that is disclosed in the prospectus.
     Mellanox respectfully acknowledges and is evaluating the Staff’s comment, and Mellanox will seek appropriate third-party consents as required.
* * * *
     Mellanox respectfully advises the Staff that Mellanox currently anticipates printing preliminary prospectuses promptly after filing Amendment No. 2, and plans to commence its road show as soon thereafter as practicable. In light of Mellanox’s desired schedule, Mellanox would very much appreciate the Staff’s prompt review of Amendment No. 2 and this response letter. If the Staff has any questions or would like to discuss any of the foregoing, please do not hesitate to contact the undersigned at (650) 463-2677 or Mark Roeder of this firm at (650) 463-3043.

United States Securities and Exchange Commission
December 7, 2006

Very truly yours,

/s/ Kathleen M. Wells

Kathleen M. Wells
of LATHAM & WATKINS LLP

cc:	Eyal Waldman, Mellanox Technologies, Ltd.
Michael Gray, Mellanox Technologies, Ltd.
Alan C. Mendelson, Esq., Latham & Watkins LLP
Mark V. Roeder, Esq., Latham & Watkins LLP
Barry P. Levenfeld, Adv., Yigal Arnon & Co.
Bruce A. Mann, Esq., Morrison & Foerster LLP
David S. Glatt, Adv., Meitar Liquornik Geva & Leshem Brandwein
Michael J. Rimon, Adv., Meitar Liquornik Geva & Leshem Brandwein